As filed with the Securities and Exchange Commission on July 3, 1996.
                                              Registration No. 33-____________
- -------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   ----------

                          BROADBAND TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

             Delaware                           56-1615990
       (State or Incorporation)          (I.R.S. Employer Identification No.)

                    4024 Stirrup Creek Drive, P. O. Box 13737
                        Durham, North Carolina 27709-3737
          (Address of Principal Executive Offices, including zip code)

                          BROADBAND TECHNOLOGIES, INC.
                       1992 NONQUALIFIED STOCK OPTION PLAN
                            (Full Title of the Plan)

      Salim A. L. Bhatia, President                      Copy to:
      BroadBand Technologies, Inc.                James F. Verdonik, Esq.
      4024 Stirrup Creek Drive                    Petree Stockton, L.L.P.
      P. O. Box 13737                             4101 Lake Boone Trail
      Durham, North Carolina 27709-3737           Suite 400
      (919) 544-0015                              Raleigh, North Carolina 27607
      (Name, Address, and Telephone               (919) 420-1700
      Number of Agent for Service)

                         CALCULATION OF REGISTRATION FEE


                                       Proposed            Proposed
                                       Maximum             Maximum
Title of Securities Amount to be     Offering Price    Aggregate Offering     Amount of
To Be Registered     Registered         Per Share           Price          Registration Fee



Common Stock,
 $0.01 Par Value  500,000 (1)       $31.125 (2)            $15,562,500       $5,366.38

(1) This Registration Statement also includes such indeterminate number of additional shares of the Common Stock of the Registrant as may be issuable as a result of stock splits, stock dividends or similar transactions as described in the 1992 Nonqualified Stock Option Plan.

(2) Estimated solely for purposes of calculating the registration fee. The maximum offering price per share is based upon the average of the high and low sale prices of the Common Stock of the Registrant as reported on The Nasdaq Stock Market on June 28, 1996.

                INCORPORATION OF PREVIOUS REGISTRATION STATEMENT




         Pursuant to General Instruction E of Form S-8, this Registration Statement is filed solely to register an additional 500,000 shares of the Common Stock of the Registrant under the BroadBand Technologies, Inc. 1992 Nonqualified Stock Option Plan. An aggregate of 150,000 shares were previously registered for issuance under the Plan on Form S-8 Registration Statement No. 33-67724, filed with the Commission on or about August 20, 1993. Pursuant to General Instruction E, the contents of the Registrant's Form S-8 Registration Statement referenced above are hereby incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Durham, State of North Carolina, on this 2nd day of July, 1996.

                          BROADBAND TECHNOLOGIES, INC.

                                            By:      /s/ Salim A.L. Bhatia
                                                     Salim A.L. Bhatia
                                                     President

         KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Salim A.L. Bhatia and Timothy K. Oakley and each of them his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  Name                                        Title                                    Date


/s/ Salim A. L. Bhatia              President (Principal Executive Officer) and Director            July 2, 1996
- ----------------------------------
Salim A. L. Bhatia

/s/ Timothy K. Oakley                Vice President, Secretary and Chief Financial Officer          July 2, 1996
- ----------------------------------  (Principal Financial Officer)
Timothy K. Oakley

/s/ John R. Hutchins, III            Chairman of the Board and Director                             July 2, 1996
- ----------------------------------
John R. Hutchins, III

/s/ J. Richard Jones                Director                                                        July 2, 1996
- ----------------------------------
J. Richard Jones

                                    Director                                                               , 1996
- ----------------------------------
Fredric R. Boswell

/s/ Richard P. Clark                Director                                                        July 2, 1996
- ----------------------------------
Richard P. Clark

 /s/ Charles T. Lee                 Director                                                        July 2, 1996
- ----------------------------------
Charles T. Lee

 /s/ Lawrence A. McLernon           Director                                                        July 2, 1996
- ----------------------------------
Lawrence A. McLernon


                                  EXHIBIT INDEX

Exhibit No.             Description                          Sequential Page No.
     5       Legal opinion of Petree Stockton, L.L.P.
   23.1      Consent of Ernst & Young LLP.
   23.2      Consent of Petree Stockton, L.L.P.  (Contained in
             Exhibit 5).
    24       Power of Attorney  (Contained on signature page).

             This document constitutes part of a prospectus covering
                 securities that have been registered under the
                             Securities Act of 1933.


                                   PROSPECTUS

                          BROADBAND TECHNOLOGIES, INC.

                                 650,000 Shares
                          Common Stock, $.01 Par Value

                              --------------------

                                  Offered Under

                          BROADBAND TECHNOLOGIES, INC.
                       1992 NONQUALIFIED STOCK OPTION PLAN


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.




      The BroadBand Technologies, Inc. 1992 Nonqualified Stock Option Plan (the "Plan") is available to eligible participants at BroadBand Technologies, Inc.,
  4024 Stirrup Creek Drive, P.O. Box 13737, Durham, North Carolina 27709-3737.
          This Prospectus may not be used for the reoffer or resale of shares acquired pursuant to the Plan.

                              --------------------

            THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

                              --------------------

                  The date of this Prospectus is July 3, 1996.

     No person is authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                                TABLE OF CONTENTS
                                                       Page
Introduction........................................... 3
Plan Information ...................................... 3
Company Information ................................... 8
                               -------------------
         BroadBand Technologies, Inc. is subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by BroadBand Technologies, Inc. can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at its Regional Offices located at Suite 1300, 7 World Trade Center, New York, New York 10048 and the Northwestern Atrium Center, Suite 1400, 500 East Madison Street, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                                  INTRODUCTION


         This document and the documents incorporated herein by reference constitute the Prospectus for the 650,000 shares of the Common Stock, $.01 par value (the "Stock"), of BroadBand Technologies, Inc. (the "Company") registered with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), and reserved for issuance under the BroadBand Technologies, Inc. 1992 Nonqualified Stock Option Plan (the "Plan"). The Plan was initially adopted by the Board of Directors of the Company on March 18, 1992, and was approved by the stockholders of the Company on March 18, 1992. The Plan was amended and restated, effective March 23, 1994, which amendment and restatement was approved by the stockholders on May 23, 1994, and was further amended and restated on January 30, 1996, which amendment and restatement was approved by the stockholders on May 22, 1996.


                                PLAN INFORMATION

Description of Plan

         The following description of the Plan is merely a summary of some of its terms and provisions, is not intended to be a complete description of the Plan, and is qualified in its entirety by reference to the full text of the Plan. If any part of the description of the Plan contained in this document states anything different from the formal legal documents governing the Plan, the formal legal Plan documents will be considered correct. A copy of the Plan may be obtained by a participant, without charge, upon written or oral request. Copies of the Plan, as well as additional information about the Plan and the administrators of the Plan, may be obtained by contacting the Corporate Secretary, BroadBand Technologies, Inc., P.O. Box 13737, Research Triangle Park, North Carolina 27709-3737, telephone number (919) 544-0015.

         The Plan is not generally subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is not a qualified plan under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code").

         Nature and Purpose. Awards under the Plan may be made to participants in the form of nonqualified stock options on the terms and conditions set forth in the Plan and applicable law.

         The Plan is designed, for the benefit of the Company, to secure or retain the services of employees, officers, directors, consultants, advisors or others who provide any service or value to the Company by promoting and increasing personal interest in the welfare of the Company by, and providing to, those who are primarily responsible not only for its regular operations but also for shaping and carrying out the long-range plans of the Company and aiding its continued growth and financial success.

         Administration. The Plan is administered by a committee appointed by the Board of Directors (the "Board") of the Company (the "Committee"). Members of the Committee are appointed by the Board from among its members who are "disinterested persons" as required under Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), to serve at the pleasure of the Board, and may be removed by the Board in its discretion. The Committee has the exclusive right to interpret, construe, and administer the Plan and to select the persons eligible to receive awards. The Committee will determine the number of stock options subject to an award and the form, terms, conditions, and duration of each award. The Committee's decisions will be conclusive, final, and binding upon all parties.

         The Committee is given broad discretion under the Plan to make adjustments to awards under the Plan upon extraordinary events such as a stock dividend, merger or consolidation of the Company.

         Securities to be Offered. The Company is authorized to issue 650,000 shares of Stock under the Plan. The Stock subject to options awarded under the Plan will be made available from the authorized and unissued shares of Stock of the Company.

         To the extent options awarded under the Plan are not exercised in full prior to expiration or termination of the options, the unexercised shares of Stock will not be charged against the aggregate number of shares available for awards under the Plan and may again be subject to other options awarded under the Plan.

         Proportionate and equitable adjustments will be made by the Committee upon the occurrence of certain events that result in changes in the outstanding shares of Stock of the Company or that result in exchanges of shares of Stock for a different number or class of Stock or other securities of the Company or another corporation. These events include, without limitation, a reorganization or recapitalization of the Company or reclassification of its shares, stock split-up, stock dividend, or consolidation of shares of Stock of the Company, merger or consolidation of the Company. Under such circumstances, adjustments may be made by the Committee in the aggregate number of shares of Stock that may be awarded under the Plan, the number of shares of Stock subject to options previously awarded under the Plan or the terms and conditions of any award agreement, including the price payable for the acquisition of Stock.

         The Committee is also authorized to interpret the Plan and establish and change rules and regulations relating to the Plan.

         Eligible Participants. Employees, officers, directors, consultants, advisors and others who provide any service or value to the Company are eligible to participate in the Plan. Subject to Rule 16b-3 of the Exchange Act, the Committee has the exclusive right to determine those persons to whom options are to be awarded under the Plan.

         Nonqualified Options. Each award of options will be evidenced by a written agreement setting forth the terms and conditions of the options. Each such agreement will also be subject to and incorporate the applicable terms and conditions of the Plan and any other terms and conditions, not inconsistent with the Plan, required by the Committee. The Committee is provided broad discretion to determine the terms and conditions of the stock option agreements evidencing awards under the Plan. The terms and conditions of stock option agreements for different participants in the Plan may differ in the discretion of the Committee.

         The Company may grant nonqualified stock options ("NQSOs") to eligible participants to purchase shares of Stock at such time or times as determined by the Committee.

         The exercise price of an NQSO under the Plan will be as established by the Committee in the agreement evidencing the award. Such exercise price may be less than 100% of the fair market value at the time of grant. Thus, discounted stock options providing for an exercise price of less than the fair market value of the Stock at the date of the award may be granted as NQSOs under the Plan. However, the exercise price may not be less than 50% of the fair market value at the time of grant. The fair market value of the Stock is determined as provided in the Plan.

         Subject to the provisions of the Plan, an NQSO under the Plan will be exercisable in full or in part from time to time as specified by the Committee or in the stock option agreement. Upon termination of employment of the optionee, the NQSO will lapse and cease to be exercisable upon, or within such period following, such termination of employment, as determined by the Committee and specified in the stock option agreement, but no NQSO may be exercised more than ten years after it is granted.

         An NQSO may also be subject to such other terms and conditions, not inconsistent with the Plan, as determined by the Committee and specified in the award agreement.

         Amendment and Termination. Options may be granted under the Plan until March 17, 2002, but the Plan will continue to govern options granted prior to that date until expiration of such options.

         The Board of Directors of the Company may amend the Plan without the approval of the stockholders of the Company, except that no amendment to the Plan may be made without approval by the Company's stockholders to the extent that amendment would materially increase the benefits accruing to eligible participants under the Plan, materially increase the number of shares of Stock that may be issued pursuant to options granted under the Plan, materially modify the requirements for eligibility for participation under the Plan, or without the consent of the holder, decrease the number of shares of Stock issuable upon the exercise of any option granted under the Plan or increase the exercise price of any option granted under the Plan, except for adjustments permitted by the terms of the Plan.

Resale Restrictions

         Participants under the Plan may not transfer options awarded under the Plan and under certain circumstances their ability to resell shares of Stock issued or issuable pursuant to options awarded under the Plan may be restricted. Resale restrictions may be imposed by virtue of the provisions of a stock option agreement and/or by application of the federal and state securities laws.

         The following discussion of securities law restrictions placed upon resale of shares of Stock acquired pursuant to the Plan assumes that any applicable resale restrictions imposed pursuant to any stock option agreement or other agreement entered into by the stockholder have lapsed, expired, or have been satisfied.

         Participants under the Plan and their transferees who are not "affiliates" of the Company, as defined in Rule 405 under the Securities Act, may from time to time sell the Stock purchased pursuant to the exercise of stock options granted under the Plan.

         The Securities Act imposes certain restrictions on the reoffer and resale of the Stock acquired pursuant to the Plan by "affiliates" of the Company and Stock issued upon the exercise of options prior to registration of the Stock pursuant to the Securities Act ("Restricted Securities"). "Affiliates" of the Company generally include the directors and certain officers of the Company and any holder of more than 10% of the Stock. This Prospectus is not available for reoffers or resales of the Stock acquired hereunder by persons deemed to be "affiliates" of the Company or of Restricted Securities whether or not owned by "affiliates" of the Company, and such reoffers or resales may be made only pursuant to a Registration Statement under the Securities Act or pursuant to Rule 144 promulgated under the Securities Act or another exemption from registration.

         The directors and certain officers of the Company and any holder of more than 10% of the Stock may also be liable to the Company, pursuant to
Section 16(b) of the Exchange Act for gains realized upon the purchase and sale or sale and purchase of any shares of the Stock within any period of less than six months. The grant of Stock or an option to acquire Stock under the Plan is deemed the "purchase" of the Stock for purposes of Section 16(b) liability, and this "purchase" will be exempt from Section 16(b) liability to the extent the transaction satisfies the requirements of Rule 16b-3 at the time. The Rule 16b-3 exemption will only be available if a six-month holding period is established. Equity securities granted under a Rule 16b-3 plan may not be sold until at least six months after the date of the grant of the stock. Moreover, equity securities acquired through the exercise of a stock option granted under a Rule 16b-3 plan may not be sold until at least six months after the date of grant of the option. Persons subject to Section 16(b) should consult counsel for additional information regarding these limitations on their purchase and sale of shares of Stock.

Tax Effects of Plan Participation

         The following discussion of the federal income tax consequences of the Plan is intended only as a summary of the federal income tax treatment of NQSOs under the Plan as of the date of this Prospectus. The federal income tax laws pertaining to the Plan are highly technical, and such laws are subject to change at any time. Some variations on the federal income tax effects of Plan participation described below may occur with respect to participation by persons subject to Section 16(b) of the Exchange Act. Participants under the Plan are urged to consult with their own tax advisors with respect to any applicable federal, foreign, state and local tax consequences associated with participation under the Plan.

         Under the Code, an optionee granted an NQSO realizes no taxable income upon receipt of the NQSO, but is deemed to have realized ordinary taxable income equal to the excess of the fair market value of the Stock acquired at the time of the exercise of the NQSO, over the option price paid, unless at the time of exercise the Stock remains subject to a "substantial risk of forfeiture" as defined in Section 83 of the Code. Whether an optionee who exercises an NQSO under the Plan will acquire the Stock subject to such risk will depend upon the terms of the NQSO award as determined by the Committee. The Company is required for federal income tax purposes to withhold tax on the amount of income realized by the optionee in the transaction.

         An optionee's tax basis in shares acquired upon the exercise of an NQSO will be the fair market value of such shares used to determine the amount of ordinary taxable income reported by the optionee with respect to the exercise of the NQSO. Upon any sale of such shares of Stock, the optionee's gain or loss will therefore equal the difference between the sale price and such tax basis. Any such gain or loss will be short-term or long-term capital gain or loss, depending on whether the shares have been held for more than the long-term capital gain holding period. In general, when an NQSO is exercised by the exchange of previously acquired stock, the optionee receives a tax-free exchange and basis carryover for old shares for an equivalent number of new shares. The basis for any additional shares will equal the sum of the amount included in gross income by reason of the exercise of the NQSO, plus any amount of cash paid by the optionee upon the exercise of the NQSO.

         The Company will be entitled to a deduction for federal income tax purposes in the year the optionee must report the income in an amount equal to the ordinary income realized by the optionee as a result of exercise of his NQSO.

         A recipient of any Stock under the Plan that is subject to a "substantial risk of forfeiture" generally will be subject to tax at ordinary income rates on the excess of the fair market value of the Stock, at such time that the Stock is no longer subject to forfeiture and restrictions on transfer for purposes of Section 83 of the Code ("restrictions"), over the purchase price, if any, of such Stock. However, a recipient who so elects under Section 83(b) within 30 days of the date of transfer of the shares to the recipient will have ordinary taxable income on the date of transfer of the shares equal to the excess of the fair market value of such shares on the transfer date, determined without regard to the restrictions, over the purchase price, if any, of such

Stock. No additional ordinary taxable income will then be recognized when the restrictions expire, although any gain on the disposition of the Stock will be subject to tax as discussed below. If the shares subject to such election are forfeited, the recipient will only be entitled to a deduction, refund, or loss for tax purposes equal to the purchase price, if any, of the forfeited shares, regardless of whether the recipient made a Section 83(b) election.

         Upon the sale of any Stock following the expiration of the forfeiture period for restricted stock or other stock award or upon the sale of Stock for which a timely election under Section 83(b) was made, the participant will realize capital gain or loss equal to the difference between the amount realized on the sale and the participant's basis in such Stock. The holding period to determine whether the participant has long-term or short-term capital gain will generally begin when the restrictions expire, and the tax basis for such shares will generally be based on the fair market value of such shares on such date. However, if the participant timely elects to be taxed as of the date of transfer of the shares, the holding period will commence on such date, and the tax basis will be equal to the fair market value of the shares on such date, determined without regard to the restrictions.

         The Company will be entitled to a deduction for federal income tax purposes in the year the participant is taxable in an amount equal to the ordinary income realized by the participant as a result of the restricted stock or other stock award. Any participant exercising a stock option should give the Committee prompt written notice of any election made by the participant under
Section 83(b) of the Code.


                               COMPANY INFORMATION

         Participants may obtain without charge copies of all documents referenced below (other than exhibits to such documents that are not specifically incorporated by reference in such documents) by written or oral request to the Corporate Secretary, BroadBand Technologies, Inc., P.O. Box 13737, Research Triangle Park, North Carolina 27709-3737, telephone (919) 544-0015.

         (1) The description of the Company's Common Stock contained in the Company's Registration Statement filed with the SEC under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         (2) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended.

         (3) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

         (4) All other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

         The documents referenced above are incorporated by reference in this Prospectus. Any statement contained in a statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modified or superseded such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

         A participant may also obtain, without charge, upon written or oral request, a copy of the following documents:

         (1) Any document prepared by the Company to update the information included in this Prospectus or incorporated herein by reference.

         (2) Any document constituting a part of this Prospectus.

         (3) The Company's latest annual report to shareholders containing the information required by Rule 14a-3(b) under the Exchange Act for its latest fiscal year.

         (4) All reports, proxy statements, and other communications distributed by the Company to its stockholders generally.

         (5) All other documents required to be delivered by the Company to participants pursuant to Rule 428(b) under the Securities Act.